SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2013

Commission File Number: 001-36073

                  Enzymotec Ltd.
(Translation of registrant’s name into English)

Sagi 2000 Industrial Area
P.O. Box 6
 Migdal Ha’Emeq 2310001, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                           No ☒

       If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  [82-]________

CONTENTS

On December 19, 2013, Enzymotec Ltd. (“we,” “us” or the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”).  At the Meeting, our shareholders voted on three proposals, each of which is described in more detail in our proxy statement for the Meeting that was attached as Exhibit 99.1 to a report on Form 6-K that we furnished to the Securities and Exchange Commission on November 18, 2013. The results of the proposals presented at the Meeting, based on the presence in person or by proxy of holders of 15,238,674 (70.66%) of our outstanding ordinary shares, are described below.

The proposals voted upon at the Meeting and the final voting results for each proposal were as follows:

Proposal 1(a):	Ratification of appointment of Mr. Joseph Tenne as an External Director in accordance with the provisions of the Israeli Companies Law 5759-1999 (the “Companies Law”).

For	Against	Abstain
15,230,224	6,450	1,400

Proposal 1(b):	Ratification of appointment of Ms. Michal Silverberg as an External Director in accordance with the provisions of the Companies Law.

For	Against	Abstain
15,229,324	6,750	1,400

Proposal 2:	Approval, in compliance with the requirements of the Companies Law, of the issuance of 9,520 restricted shares of the Company, par value NIS 0.01, to Mr. Yoav Doppelt, Chairman of the Board.

For	Against	Abstain
15,230,799	4,375	2,900

Proposal 3:	Approval, in compliance with the requirements of the Companies Law, of the amendment to the terms of remuneration provided to Prof. Dov Pekelman for services as a director of the Company.

For	Against	Abstain
15,233,224	4,300	1,150

Based on the above results and the majority requirements (and the special majority requirements) for the proposals under the Companies Law and the Company’s amended and restated articles of association, each of the above proposals was approved at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EYZMOTEC LTD.

Dated: December 20, 2013	By:	/s/ Oren Bryan
Name: Oren Bryan
Title: Chief Financial Officer